Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

JWC ACQUISITION CORP.

JWC Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

FIRST:	The name of the Corporation is “JWC Acquisition Corp.” and that the Second Amended and Restated Certificate of Incorporation was filed on November 17, 2010 (the “Certificate”).

SECOND:	That on June 22, 2012 resolutions were duly adopted by the Corporation’s Board of Directors (the “Board”) setting forth, approving and adopting this amendment to the Corporation’s Second Amended and Restated Certificate of Incorporation (the “Amendment”), declaring this Amendment to be advisable and recommending this amendment for approval by the Corporation’s stockholders and calling a meeting of the stockholders of the Corporation for consideration thereof.

THIRD:	Capitalized terms used but not defined in this Amendment are defined in the Certificate.

FOURTH:	This Amendment amends the provisions of the Certificate as follows:

1.          Article IX, Section 9.2(d) of the Certificate is hereby amended and restated to read in its entirety as follows:

(d)          In the event that the Corporation has not consummated a Business Combination by August 30, 2012, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest but net of franchise and income taxes payable (less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and subject to the requirement that any refund of income taxes that were paid from the Trust Account which is received after the redemption shall be distributed to the former Public Stockholders, and (iii) as promptly as reasonably possible following such redemptions, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

FIFTH:	That on August 16, 2012, pursuant to resolutions of the Corporation’s Board, a special meeting of the Corporation’s stockholders was duly called and held upon notice in accordance with Section 222 of the Corporate Law of the State of Delaware at which meeting the necessary number of shares as required by statute and by Section 9.1 of the Certificate were voted in favor of this Amendment.

SIXTH:	That this Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

SEVENTH:	That this Amendment shall become effective upon filing with the Secretary of State of Delaware.

IN WITNESS WHEREOF, JWC Acquisition Corp. has caused this Certificate of Amendment to be duly executed in its name and on its behalf by its President this 16th day of August, 2012.

JWC ACQUISITION CORP.

By:	/s/ Jeffrey J. Teschke
Jeffrey J. Teschke
Vice President, Treasurer & Secretary